[GRAPHIC OMITTED] OJSC Vimpelcom               |Phone:          | Fax:
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FOR IMMEDIATE RELEASE


                       VIMPELCOM WELCOMES COURT'S DECISION
                ----------------------------------------------------

Moscow and New York (March 18, 2004) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") welcomes the decision by the Moscow Arbitrazh Court in favor of its wholly-owned subsidiary, KB Impuls, invalidating a provision contained in a notice officially received by KB Impuls from Moscow Gossvyaznadzor on January 9, 2004.

The Company looks forward to working together with the appropriate officials in the newly established Ministry of Transportation and Communications in order to provide customers with the best, most reliable and technologically advanced mobile services in the world.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There is no assurance that Gossvyaznadzor will not appeal the decision described in this press release or that Gossvyaznadzor will not take other actions against the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events.

For more information, please contact:

Valery Goldin                              Christopher Mittendorf
VimpelCom (Moscow)                         Edelman Financial Worldwide
Tel: 7(095) 974-5888                       Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                      christopher.mittendorf@edelman.com